China Security & Surveillance Technology, Inc. Announces the Closing of $16.2 Million Private Placement

SHENZHEN, China, July 31, 2006 -- China Security & Surveillance Technology, Inc., (“China Security”) (OTC Bulletin Board: CSSTF - News), a leading provider of digital surveillance technology in China, announced today the official closing of the previously announced private placement on July 6, 2006. China Security sold 4,634,592 units to certain accredited investors for $16.2 million pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”). Each unit consists of one share of China Security common stock and a warrant to purchase one-fifth of one share of China Security common stock. The exercise price for each whole warrant is $4.80. The warrants have a term of five years and include a cashless exercise feature. The units were sold under the Securities Purchase Agreement at a price of $3.50 per unit. Net proceeds to China Security from the sale of all of the units are approximately $14.9 million.

Proceeds from the private placement transaction will be used to acquire a China based surveillance software company (the “Acquisition”) with excess funds being used for general working capital purposes. The final terms of the deal have been amended from the previous announcement regarding the private placement. The major amendments to the Securities Purchase Agreement include the waiver of a closing condition which permitted China Security to break escrow notwithstanding the fact that the Acquisition will not be fully consummated until certain governmental approvals are obtained, the reduction of the purchase price of each unit from $4.50 to $3.50 and the exercise price for each whole warrant from $5.40 to $4.80, and the grant of a put right by China Security to all the investors which allows the investors to require China Security to repurchase all, but not less than all, of the securities issued under the Securities Purchase Agreement if China Security fails to obtain the necessary governmental approval to consummate the Acquisition on or before December 31, 2006.

The securities sold pursuant to the Securities Purchase Agreement have not been registered under the Securities Act of 1933, or any state securities laws, and have been sold in a private transaction under Regulation D. Unless the securities are registered, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws. China Security is obligated to register the shares sold pursuant to the Securities Purchase Agreement as well as the shares issuable on the exercise of the warrants for resale on a registration statement to be filed within 45 days after the closing of the transaction. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

About China Security & Surveillance Technology, Inc.

Based in Shenzhen, China, China Security manufactures, distributes, installs and maintains security and surveillance systems through its wholly owned subsidiary, Golden Group Corporation (Shenzhen) Limited. China Security has a manufacturing facility located in Shenzhen and a R&D facility which leverages an exclusive collaboration agreement with Beijing University. In addition, China Security has built a diversified customer base through its extensive sales and service network that includes 33 points of presence throughout the PRC.

Cautionary Statement

This press release contains forward-looking statements, including statements relating to China Security’s ability to effect the contemplated Acquisition, which can be identified by the use of forward-looking terminology such as “believes, expects” or similar expressions. Risk factors that could cause actual results to differ materially from those projected in forward-looking statements include, but are not limited to, general business conditions, managing growth, and political and other business risk. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risks and other factors detailed in China Security’s reports filed with the Securities and Exchange Commission. China Security undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.